UGI CORPORATION

460 North Gulph Road

King of Prussia, PA 19406

June 26, 2019

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisitions

Re:	AmeriGas Partners, L.P.

Schedule 13E-3 filed by UGI Corporation, AmeriGas, Inc., AmeriGas Propane, Inc.,

AmeriGas Propane Holdings, Inc., AmeriGas Partners, L.P. and AmeriGas Propane

Holdings, LLC

Filed May 6, 2019

File No. 005-56353

UGI Corporation

Registration Statement on Form S-4

Filed May 6, 2019

File No. 333-231242

Ladies and Gentlemen:

This letter sets forth the responses of UGI Corporation (the “Company,” “we,” “our” and “us”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission in its comment letter, dated June 4, 2019 (the “Comment Letter”), with respect to the Schedule 13E-3 filed by AmeriGas, Inc., AmeriGas Propane, Inc., AmeriGas Propane Holdings, Inc., AmeriGas Partners, L.P., AmeriGas Propane Holdings, LLC (collectively, the “AmeriGas Entities”) and the Company on May 6, 2019 (the “Schedule 13E-3”) and the Registration Statement on Form S-4 filed by the Company on May 6, 2019 (the “Registration Statement”). Concurrently with the submission of this letter, the Company and the AmeriGas Entities have filed Amendment No. 1 to the Schedule 13E-3 (the “13E-3 Amendment”) and the Company has filed Amendment No. 1 to the Registration Statement (the “Registration Statement Amendment”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. All references to page numbers and captions correspond to the 13E-3 Amendment or the Registration Statement Amendment (except for such page numbers and captions included in the Staff’s transposed comments), as applicable, and all capitalized terms used but not defined herein have the meaning given to such terms in the 13E-3 Amendment or the Registration Statement Amendment, as applicable.

Securities and Exchange Commission

June 26, 2019

Schedule 13E-3

1.

Please remove the first sentence of the penultimate paragraph of the Introduction section that the filing of the Schedule 13E-3 shall not be construed as an admission that Partnership is “controlled” by any filing person or affiliate of a filing person for purposes of Rule 13e-3. Given your determination to file the Schedule 13E-3, the filing persons may not make the stated disclaimer.

Response: The AmeriGas Entities acknowledge the Staff’s comment and have removed the referenced sentence. Please see page 2 of the 13E-3 Amendment.

Registration Statement

2.	Please fill in the blanks in your disclosure.

Response: The Company respectfully submits that it intends to disclose the information currently represented by blanks in subsequent amendments to the Registration Statement when such information becomes known. Most of this information will not be known until the record date for the special meeting has been set.

Notice of Special Meeting

3.

It appears that your definition of Unaffiliated AmeriGas Unitholders includes within it affiliates: for example, some of your officers and directors. Please revise here and throughout the filing to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to security holders who are not affiliates of AmeriGas. See Item 1014(a) of Regulation M-A.

Response: The Company acknowledges the Staff’s comment and has revised the definition of Unaffiliated AmeriGas Unitholders to clarify that such definition does not include affiliates of the Company, the General Partner or AmeriGas, and in particular, any directors or executive officers of such entities, as applicable. Please see the introductory letter and notice to AmeriGas Unitholders. The Company has also added explanatory parentheticals and clauses throughout the Registration Statement Amendment to add additional clarity. For examples, please see pages 24 and 43 of the Registration Statement Amendment.

Summary

4.

Please prominently disclose the information required by Items 7, 8 and 9 of Schedule 13E-3 in a “Special Factors” section in the front of the proxy statement/prospectus and caption the disclosure as such. Refer to Rule 13a-3(e)(1)(ii). In this respect, ensure that the Special Factors appear immediately after the Summary. Also, revise the Summary and Q&A sections to shorten them significantly and to avoid duplication and relocate the other sections currently appearing in front of the Special Factors.

Response: The Company acknowledges the Staff’s comment and has inserted an overview of the “Special Factors” section on page 19 of the Registration Statement Amendment that more clearly outlines where the information required by Items 7, 8 and 9 of Schedule 13E-3 can be found in the Registration Statement Amendment. The Company has also moved the “Special Factors” section to immediately follow the Summary. Finally, the Company has shortened the Summary and Q&A sections. For example, please see “Summary—Risk Factors Relating to the Merger and Ownership of AmeriGas Common Units” and “Summary—Conditions to Completion of the Merger” on page 6 and page 8 of the Registration Statement Amendment, respectively, where certain duplicative disclosures have been shortened or removed.

Securities and Exchange Commission

June 26, 2019

Unaudited Financial Projections of UGI and AmeriGas

5.

Please revise your disclosure to include all financial projections prepared in connection with the merger. In this respect, we note on page 82 that TPH used three operational cases in relation to the Forecasts.

Response: The Company acknowledges the Staff’s comments and has included the three operational cases on pages 35 and 36 of the Registration Statement Amendment.

Recommendation of the GP Audit Committee and the GP Board

6.

We note that the GP Audit Committee considered the financial presentations and opinion of THP regarding the fairness of the transaction. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to clarify whether the GP Audit Committee adopted the financial advisor’s analysis and opinion.

Response: The Company acknowledges the Staff’s comments and confirms that the GP Audit Committee expressly adopted TPH’s opinion and financial analyses. We have provided updated disclosures on page 45 of the Registration Statement Amendment.

7.

We note your disclosure on page 75 that the GP Audit Committee considered that the merger is not conditioned on the approval of a majority of the Unaffiliated AmeriGas Unitholders. Please revise your disclosure to expand on the consideration given to this factor in reaching the fairness determination.

Response: The Company acknowledges the Staff’s comments and has provided an updated disclosure on page 43 of the Registration Statement Amendment.

Opinion of the Financial Advisor to the GP Audit Committee

8.

With respect to the Discounted Distribution and Discounted Cash Flows analyses, disclose the bases for TPH’s selection of the discount rates, distribution yield multiples exit multiples, and the terminal value DCF multiples.

Response: The Company acknowledges the Staff’s comment and has provided updated disclosures beginning on page 55 of the Registration Statement Amendment.

9.

Please revise to disclose the data underlying the results described in each analysis and show how that information resulted in the values disclosed in the AmeriGas Financial Analyses. For example, disclose (i) the 2018A, 2019E and 2020E DCF/Unit that resulted in the multiples disclosed on page 83 in the Selected Company Analysis, (ii) the transaction value and EBITDA multiples for each comparable transaction that is the basis for the results disclosed on pages 41-42 with respect to the Selected Propane Transactions, (iii) the company’s projected distributions that were used in conducting the Discounted Distribution Analysis (or a cross-reference to those projections), and (iv) the company’s estimated levered distributable cash flow used in the Discounted Cash Flow Analysis (or a cross-reference to those projections). Please also apply this comment to the relevant measures in the UGI and Pro Forma UGI Financial Analyses.

Securities and Exchange Commission

June 26, 2019

Response: The Company acknowledges the Staff’s comment and has provided updated disclosures on pages 51 through 60 of the Registration Statement Amendment.

10.

Please expand the description of the preliminary THP presentations (pages 88-89) to include a summary of the results of the analysis conducted for each presentation. Also, given the general proximity in time from one presentation to the next, please describe the changes in information that THP considered in each preliminary presentation.

Response: The Company acknowledges the Staff’s comment and has provided updated disclosures beginning on page 61 of the Registration Statement Amendment.

11.

We note that THP will be entitled to receive a fee of $3.25 million upon consummation of the merger. Please clarify whether the fee is payable only if the merger is consummated. Please also apply this comment to the fee payable to J.P. Morgan described in the third paragraph of page 102.

Response: The Company acknowledges the Staff’s comment and has provided updated disclosures on pages 68 and 79 of the Registration Statement Amendment.

Where You can Find More Information

12.

While we recognize that any documents you file pursuant to Section 13(a) or 15(d) of the Exchange Act after the date the prospectus is declared effective may be deemed incorporated by reference into the Form S-4, Schedule 13E-3 does not permit forward-incorporation by reference. Please confirm that the Schedule 13E-3 will be amended to specifically include any information that is deemed to be forward-incorporated by reference into the Form S-4, or advise.

Response: The Company and the AmeriGas Entities supplementally confirm to the Staff that if they make any filings under Sections 13(a) or 15(d) of the Exchange Act, they may be required to amend the Schedule 13E-3 to specifically incorporate such filings by reference.

*    *    *    *

Securities and Exchange Commission

June 26, 2019

Please direct any questions or comments regarding the foregoing to the undersigned at (610) 337-1000 or to our counsel at Latham & Watkins LLP, Ryan Maierson, at (713) 546-7420.

Very truly yours,

UGI Corporation

By:	/s/ Monica M. Gaudiosi
Monica M. Gaudiosi
Vice President and General Counsel, Secretary

Cc:	Jessica A. Milner, UGI Corporation

Ryan Maierson, Latham & Watkins LLP

John Greer, Latham & Watkins LLP

Kevin M. Richardson, Latham & Watkins LLP